Howard H. Lamar III		150 Third Avenue South, Suite 2800 Nashville, TN 37201
PHONE:	(615) 742-6209	(615) 742-6200
FAX:	(615) 742-2709
E-MAIL:	hlamar@bassberry.com

October 29, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.

Definitive Proxy Statement on Schedule 14A

Filed on October 4, 2012

File No. 001-25225

Dear Mr. Orlic:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the response to the oral comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you conveyed during our telephone conversation on the evening of October 25, 2012 concerning the Company’s Definitive Proxy Statement on Schedule 14A filed on October 4, 2012 (the “Definitive Proxy Statement”).

For your convenience, we have set out the substance1 of the Staff’s oral comment below, followed by the Company’s response.

Oral Staff Comment: As a further follow up to the response dated October 19, 2012, please supplementally provide additional information regarding the assessment of materiality as to certain biographical information set forth in the Definitive Proxy Statement of the Company with respect to James W. Bradford.

[1]	The Staff’s oral comment is recounted based upon notes taken by Company counsel rather than a verbatim transcript of the Staff’s comment.

Securities and Exchange Commission

October 29, 2012

RESPONSE:

As set forth in the October 19, 2012 response, the Company articulated publicly its regret as to any misunderstanding regarding Mr. Bradford’s professional background in its October 9, 2012 press release, as well as in a press release dated October 18, 2012 and a letter mailed to shareholders on the same date, both of which were filed with the Commission as additional soliciting materials on Schedule 14A. Copies of such disclosures were previously provided to the Commission with our letter of October 19, 2012.

The Company assessed the disclosures made with respect to Mr. Bradford’s positions and relationship to AFG Industries, Inc. (“AFG”) and it has been, and continues to be, the Company’s view that the statement regarding his service as chief executive officer and the timing of AFG being a New York Stock Exchange listed company is not material. Given the breadth of Mr. Bradford’s skills, professional experience and leadership, as well as the size and scale of the business and operations of AFG, the Company believes the material and relevant information as to his qualifications and experience to serve as a director have been presented to the shareholders. Furthermore, the Company strongly believes that a reasonable investor would not view our previous statement as altering the “total mix” of information made available nor as important to their vote.

If you have any questions, please do not hesitate to contact the undersigned at (615) 742-6209 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Howard H. Lamar III

Howard H. Lamar III

Enclosures

cc:	Michael J. Zylstra

Vice President, General Counsel and Corporate Secretary

Cracker Barrel Old Country Store, Inc.

Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz